American Picture House Corporation

555 Madison Avenue 5FL New York, NY 10022

September 22, 2023

Re:	American Picture House Corporation
Registration Statement on Form 10-12G, Filed
August 15, 2023
File No. 000-56586

To Whom it may Concern:

American Picture House Corporation (the “Company” or “APH”) is in receipt of your comment letter dated September 11, 2023 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Business

Business Overview, page 3

1.	We note that the only revenues you have generated during the financial periods presented are consulting revenues. Please revise this section to include a description of the consulting services you offer.

Response:	To address this issue we have added language to state that the Company had previously been engaged as a consultant to entertainment industry clients. The nature of the consulting services were also described. The Company is no longer offering consulting services and this has been reflected in the revision.

2.	We note your disclosure that the Company’s management, board of directors and advisors have relationships with major studios, streaming services leading talent agencies, and proven foreign sales companies. Please provide more detail regarding these relationships, including whether the Company has entered into any related agreements.

Response:	We have clarified the expertise of our officers and board members and specified why we believe their past experience will be helpful to the Company moving forward. Additionally, we have stated that none of the relationships of our Officers and Directors has yet to result in any agreement being signed to date.

3.	Please clarify how the Company’s management and advisors will use certain IP assets to “limit risk” and “guarantee greater profitability.”

Response:	We have added descriptive language describing how various elements and additional factors can enhance a film’s or show’s IP and how such enhancement can be utilized to create a strong package that can offer financial benefits to the Company, thereby reducing risk and providing a greater chance of achieving positive financial results.

Intellectual Properties, page 5

4.	We note your disclosure that you own a portfolio of intellectual properties and option rights for several screenplays, a portion of the beneficial ownership to the feature film Buffaloed, and that you are currently in production of Devil’s Half Acre. Please revise to clarify the status of production for Devil’s Half Acre and the other screenplays for which you have ownership rights, and explain the nature of your beneficial ownership rights.

Response:	Descriptive language has been added to clarify the Company’s IP as well as the ownership rights of Devils Half Acre and Buffaloed.

Risks Related to the Company’s Common Shares, page 13

5.	Revise to include a risk factor discussing the different authorized classes of stock, including the nature of the disparate voting rights, number of votes per share to which each class is entitled and the potential dilution to common stock holders upon conversion of the Series A preferred stock.

Response:	This risk factor has been included as requested.

Risk Factors

Our largest shareholder, officer, and director, Bannor Michael MacGregor..., page 15

6.	It appears that you have only included the heading for this risk factor. Please revise to include the body of the risk factor, including a reference to the Series A preferred stock owned by Mr. MacGregor and his respective voting rights.

Response:	This risk factor has been revised as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022, page 19

7.	Please describe the change in the circumstances since your revenue recognition that resulted in your determination that the collection of $193,932 from a customer is uncertain or improbable.

Response:	The customer that owes APH $193,932 has had their Managing Director resign and has ceased operations. Consequently, APH views the recuperation of this accounts receivable as highly improbable.

Security Ownership of Certain Beneficial Owners and Management, page 27

8.	Revise the line item for Mr. MacGregor to also include the shares held by the Noah Morgan Private Family Trust.

Response:	The Security Ownership of Certain Beneficial Owners and Management table has been revised to combine Bannor MacGregor and Noah Morgan Private Family Trust.

Board of Directors, page 31

9.	Revise to specifically identify each director that is independent under the independence standards applicable to you. Refer to Item 407(a)(1) of Regulation S-K.

Response:	Page 31 has been revised to indicate the names of the two independent directors of the Audit Committee.

Executive Compensation, page 32

10.	Revise to include the disclosure required by Item 402(m)-(r) of Regulation S-K. In this regard, it appears that Mr. MacGregor is entitled to compensation pursuant to his Consulting Agreement filed as Exhibit 10.1 to this registration statement. Revise to describe such agreement in your filing and clarify whether your other executive officers have entered into consulting agreements with the company. If so, file such agreements as exhibits to the registration statement and describe the agreements in your filing.

Response:	A disclosure of executive compensation regarding our CEO Bannor Michael MacGregor has been added to Item 6.

Certain Relationships and Related Transactions, and Director Independence, page 32

11.	Revise to include the disclosure required by Item 404 of Regulation S-K. In this regard, we note you have several references to related party transactions throughout your filing, but you have not included any disclosure under this item.

Response:	Disclosure of all Certain Relationships and Related Transactions have been added to item 7 of the Form 10.

Market Price of Dividends on the Registrant’s Common Equity and Related Shareholder Matters
Market Information, page 33

12.	Disclose that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. Refer to Item 201(a)(ii) of Regulation S-K.

Response:	Disclosure has been added as requested to reflect that any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Equity Compensation Plan Information, page 34

13.	We note your disclosure that the company does not currently have an equity compensation plan in place, yet you have filed an equity compensation plan as Exhibit 10.4. Please revise for consistency and include a description of the material terms of the plan in the filing.

Response:	The Equity Compensation Plan has been revised to include clarification on plan administration, maximum number of shares available under the plan. Additionally, the termination of options due to expiration termination forfeiture and un-exercised shares was defined as well as 3,810,221 shares being approved but not yet issued.

Report of Independent Registered Public Accounting Firm, page 40

14.	We note that you have included two different audit reports of the independent registered public accounting firm in your registration statement on your financial statements for the year ended December 31, 2022. Please revise to include only the report that covers both audited periods presented in the financial statements and is dated August 15, 2023.

Response:	We have revised as requested by only providing the audit report dated August 15.

Statement of Operations for the Six Months Ended June 30, 2023, page 42

15.	Please tell us why you do not include bad debt expense as a part of your operating expenses. Cite the accounting guidance you relied upon for your classification.

Response:	We concur that bad debt expense should be part of operating expenses and we have amended the Form 10 and financials to reflect these changes.

Notes to the Financial Statements for the Three and Six Months Ending June 30, 2023 and 2022
Note 8 - Related Party Transactions, page 51

16.	You state here that you had accrued consulting fees of $5,000 as of December 31, 2022 while stating that you had accrued $105,000 on page 64. Please reconcile and resolve this inconsistency.

Response:	We agree that the correct amount on page 51 should be $105,000. We have amended accordingly.

Notes to the Financial Statements for the Years Ending December 31, 2022 and 2021
Note 2 - Summary of Significant Accounting Policies, page 58

17.	Please disclose your accounting policy for stock-based compensation, which includes issuance of common stock for services, as well as the options to purchase common stock. In addition, provide the disclosures required under ASC 718-10-50, as applicable.

Response:	We have inserted language defining our accounting policy for equity based-compensation plans as well as stock based compensation, including recognition of compensation expense for all equity based payments to employees. The policy includes grants of share options, defining the fair value of share options.

Assigned Rights to the Feature Film, Buffaloed, page 59

18.	Please disclose the significant terms of the agreement under which you were assigned certain rights to the feature film, Buffaloed, including cost and future obligations. In this regard, you state on page 66 that you paid off a $130,000 debt obligation in connection with the revenue payment received for Buffaloed. In addition, tell us whether this debt obligation was reflected in your balance sheet at December 31, 2022 and where on the June 30, 2023 cash-flow statement the repayment is reflected. Furthermore, if the rights relating to Buffaloed were transferred to you from a related party at a cost below the fair value, provide us an analysis of whether the difference represents a capital contribution.

Response:	The significant terms of the agreement between Bold Crayon and the Company, including the nature of the assets, transaction price and timing of said agreement has been included in the revised Form 10.

The debt obligation was recorded in accounts payable and accrued expenses on the balance sheet of YE 2022 financials. We have revised the financials and broken down the items for clarity.

The rights relating to Buffaloed were obtained for fair market value.

Produced and Licensed Content Costs, page 59

19.	Describe the nature and types of production costs you capitalize and reference the accounting guidance which you rely upon in your accounting for the capitalization, amortization, and impairment of these assets. In addition, disclose the caption in the income statement where the amortization would be recorded. Refer to ASC 926-20-50- 4A.

Response:	We have included language defining our accounting processes for investment in film and television programs, licensed program rights and impairment assessment. Also, we have disclosed the caption in the income statement where the amortization would be recorded.

20.	Please disclose the components of film costs (including released, completed and not released, in production, or in development or preproduction) separately for films predominantly monetized on their own and films predominantly monetized with other films and/or license agreements. Refer to ASC 926-20-50-2.

Response:	We have added language disclosing and clarifying costs associated with production, including development costs, direct costs and production overhead, which are capitalized. Additionally, we have delineated accounting processes for investment in film and television programs, licensed program rights and impairment assessment.

21.	You state on page 65 that you began production of the feature film, The Devil’s Half Acre, in August 2022. Please tell us whether the option rights allow for the production of films without being exercised. If the option was exercised, tell us why you list Devil’s Half Acre as an option on page 5 and disclose the date and the price of the exercise, as well as resulting future obligations, which may include production timing and minimum funding requirement. If additional funding results in additional rights, describe how those additional rights would be granted.

Response:	We have updated the description of the option to produce the film Devils Half Acre. The option has been paid ($5,000) and this allows for pre-production prior to paying for the screenplay in full. Full payment for the screenplay is only due upon the first day of principal photography which has yet to occur.

Revenues and Costs from Services and Products, page 60

22.	Please describe how you recognize revenues separately for each revenue category. The information should include:
	●	the description of your performance obligation(s);
	●	the typical duration of the contract;
	●	when you typically satisfy your performance obligations;
	●	when the customers typically obtain control of the promised goods or services;
	●	the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period;
	●	when you expect to recognize revenues from transaction price allocated to the performance obligations that were unsatisfied as of the end of the reporting period; and
	●	the method used to recognize revenues for obligations that are satisfied over time and why such method provides a faithful depiction of the transfer of goods or services.

Refer to ASC 606-10-50-12, and 50-17 through 50-19.

Response:	Revenues and Costs from Services and Products has been revised to reflect description of obligations, duration of contract transaction price as well as accounting method utilized.

23.	Please disclose how you measure and allocate the cost of revenues.

Response:	We have added language to Note 2 that elaborates how we measure and allocate the cost revenues including our accounting methodology.

Note 3 - Liquidity and Going Concern, page 62

24.	Please disclose the significant terms of your loan agreement with the Company’s CEO to fund your month-to-month cash flow needs. Such information should include the duration of the agreement, aggregate amounts you may borrow, interest rate, and repayment terms. In addition, disclose the amount of the principle outstanding and the interest accrued as of each reporting date.

Response:	We have added additional details under Note 4 – Related parties.

Note 6 - Equity Preferred
Stock, page 64

25.	Please disclose whether the liquidation preference of your preferred stock is at its par value or quantify its liquidation preference. Refer to ASC 505-10-50-4.

Response:	We have included clarification on the liquidation preference by providing our formulaic calculation. We have also included this language in the item 11 (Description of Registrant’s Securities to be Registered section) of the Form 10.

Note 7 - Contingencies and Uncertainties Legal
and Other Matters, page 64

26.	Please enhance your disclosure to describe the nature of the lawsuit in which you are named as a defendant, including the damages being sought. Refer to ASC 450-20-50-4

Response:	We have enhanced disclosure on the legal matter as requested. However, due to the fact that the claimant passed away during the litigation and we are still in the discovery phase, we are unable to estimate the potential loss.

Note 8 - Related Party Transactions, page 64

27.	Disclose the significant terms of the consulting service arrangements you mention on page 64 and the advisory agreement you mention on page 50.

Response:	We have disclosed the significant terms of the consulting agreements, specifically the fact that they are at-will contracts, each payable at $5,000/month; and a description of responsibilities were also included.

28.	Please disclose what it means to secure Bold Crayon as a development partner and designate it also as APHP Content Developer, including your rights and obligations under these arrangements.

Response:	Disclosure on the rights and obligations as a content partner, including a first opportunity to co-finance or co-produce content, has been added.

29.	On page 65, you state that you “approved the purchase of certain assets from Bold Crayon” on November 10, 2022. Please disclose the nature of the assets you agreed to purchase and the terms of the purchase agreement (e.g. the transaction price and the timing).

Response:	The nature of the assets, transaction price and timing of the agreement between Bold Crayon and the Company has been included in the revised Form 10.

General

30.	Please note that your registration statement will become effective by operation of law 60 days from the date you initially filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the previously discussed issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Sincerely,

American Picture House

By:	/s/ Bannor Michael MacGregor
Name:	Bannor Michael MacGregor
Title:	Chief Executive Officer